SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        DUALSTAR TECHNOLOGIES CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    263572109
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                                 (CUSIP Number)
                                                     with a  copy to:

         Stephen Feinberg                            Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 421-2600                              (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 18, 2000

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer.
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          On December 18, 2000,  Madeleine and DSTR entered into a participation agreement, dated as of November 8, 2000 (the "Participation Agreement"), with Technology Investors Group, L.L.C. ("TIG") pursuant to which, among other things, (i) DSTR transferred to TIG an undivided participating interest in five and six-tenths percent (5.6%) (the "Participating Percentage") of the Warrants and (ii) Madeleine transferred to TIG an undivided participating interest equal to the Participating Percentage of Madeleine's existing loan to the Company. Pursuant to the Participation Agreement and as agreed to between DSTR and TIG, DSTR retained all voting and investment control with respect to the Warrants and the shares of the Common Stock underlying the Warrants.

          As previously disclosed in the Schedule 13D filed by Stephen Feinberg as of November 8, 2000, pursuant to the Securities Purchase Agreement, among other things, the Company has granted to DSTR certain antidilution protective rights with respect to the issuance by the Company of any new shares of its capital stock and upon the occurrence of certain events of default under the promissory notes issued by the Company in favor of Madeleine, the Company is required to immediately amend its by-laws to increase the number of authorized directors by three (3) and that the vacancies created by such increase may be filled by individuals designated by Madeleine and DSTR.

          As previously disclosed in the Schedule 13D filed by Stephen Feinberg as of November 8, 2000, the Warrants are further governed by the terms of the Class E Warrant Agreement, dated November 8, 2000, by and between the Company and DSTR (the "Warrant Agreement"). Pursuant to the Warrant Agreement, among other things, if the Company prepays any portion (but less than all) of the principal amount owed by it under the promissory note issued in favor of Madeleine, then, upon such prepayment, the aggregate number of Warrants which may be exercised shall be reduced in proportion to the ratio of the prepayment amount to the aggregate principal amount of the promissory note outstanding at the time of such prepayment by the Company; provided, however, that the Company must provide DSTR with not less than thirty (30) days' notice of any such proposed prepayment. If the Company pays all of the amounts due under the promissory note in full, the Warrants will cease to be exercisable. The Warrant Agreement also provides certain adjustment and antidilution protection in favor of DSTR.

          As previously disclosed in the Schedule 13D filed by Stephen Feinberg as of November 8, 2000, the Company, DSTR and certain other shareholders and/or members of management of the Company are parties to a Stockholders' Agreement, dated as of November 8, 2000, pursuant to which, among other things, the parties thereto have entered into agreements with respect to (i) the voting of their securities of the Company in certain circumstances and (ii) certain participation rights and rights of first refusal with respect to the transfer or sale of securities of the Company by them.

          As previously disclosed in the Schedule 13D filed by Stephen Feinberg as of November 8, 2000, the Company, DSTR and TIG have entered into a Registration Rights Agreement, dated as of November 8, 2000, granting to DSTR and TIG certain registration rights with respect to the securities of the Company held, or which may in the future be held, by them.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            December 21, 2000


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg,  as the investment
                                            manager  for  Madeleine, L.L.C. and
                                            DSTR Warrant Co., LLC

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).